



..astings Street
Tower, Vancouver, B.C. V6C 3N6
..28 • fax: 604-687-1858 • toll free: 800-901-0058
..w.imaexploration.com • e-mail: info@imaexploration.com

American Stock Exchange: IMR
TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)



NEWS RELEASE – July 5, 2005

IMA To Begin Trading on the American Stock Exchange with the Symbol "IMR"

IMA Exploration Inc. (IMR – AMEX & TSX.V) is pleased to announce that the common shares of the Company have been listed on the American Stock Exchange under the symbol "IMR" and will begin trading on Wednesday July 6th, 2005. "We are very honored to be listed on the American Stock Exchange. IMA's association with AMEX and the proud tradition they represent is a great step forward for all of our shareholders", said Joseph Grosso, President & C.E.O.

IMA Exploration is a publicly traded company that is focused on the exploration and development of the Navidad Silver-Lead Project in northern Patagonia, Argentina. In 2003 the Company announced the discovery of its 100% owned Navidad project in Patagonia, Argentina, and to date has outlined an **Indicated Resource of 300.7 million ounces of silver and 1.2 million tonnes of lead** (92.8 million tonnes at 101 g/t silver and 1.36 % lead using a 50 g/t silver equivalent cut-off, see news release dated June 16, 2005), making it one of the world's largest silver deposits.

The Company is currently completing a Phase III drill program on the project to expand the size of the silver-lead resource, and a Phase IV drill program is planned for the fall of this year. In addition to the exploration drilling, IMA is currently working towards the development of the project headed by Mr. Augusto Baertl, President & C.E.O. of IMA Latin America. Mr. Baertl was the former President of Compañia Minera Antamina, where he directed the exploration, development, construction and start up of the world class Antamina deposit, requiring a capital expenditure of US $2.2 Billion.

IMA has been actively exploring in Argentina for over a decade and has internationally recognized Management and Exploration Teams with outstanding track records and a large and diverse network of contacts that management believes can quickly identify new opportunities for socially and environmentally responsible exploration and development.

The specialist in IMA Exploration Inc. for the AMEX listing will be J. Streicher & Co. For more information on IMA visit http://www.imaexploration.com or call the Company directly at 1-800-901-0058 or 604-687-1828.

This approval is contingent upon the Company being in compliance with all applicable listing standards on the date IMA begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, VP Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. **Cautionary Notes to US Investors:** This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. This news release uses the term "indicated resources". We advise U.S. investors that although the term "indicated resources" is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize the term "indicated resources". U.S. investors are cautioned not to assume that any part or all of the mineral deposits classified as "indicated resources" will ever be converted into "reserves" within the definition of that term in SEC Industry Guide 7. U.S. investors are cautioned not to assume that part or all of an indicated resource exists, or is economically or legally mineable. **2005 Number 14**